                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  Langer, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    515707107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 515707107                                        PAGE 2 OF 14 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Oracle Partners, L.P.
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
        NUMBER OF        5  SOLE VOTING POWER                              0
         SHARES          ------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER                      333,333
        OWNED BY         ------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
      PERSON WITH        8  SHARED DISPOSITIVE POWER                 333,333
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               333,333
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.4%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*                                          PN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 515707107                                        PAGE 3 OF 14 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       SAM Oracle Investments, Inc.
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       British Virgin Islands
------------------------------------------------------------------------------
        NUMBER OF        5  SOLE VOTING POWER                              0
         SHARES          ------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER                      250,000
        OWNED BY         ------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
      PERSON WITH        8  SHARED DISPOSITIVE POWER                 250,000
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               250,000
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.6%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*                                          CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 515707107                                        PAGE 4 OF 14 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       SAM Oracle Fund, Inc.
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       British Virgin Islands
------------------------------------------------------------------------------
        NUMBER OF        5  SOLE VOTING POWER                              0
         SHARES          ------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER                      250,000
        OWNED BY         ------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
      PERSON WITH        8  SHARED DISPOSITIVE POWER                 250,000
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               250,000
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.6%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*                                          CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 515707107                                        PAGE 5 OF 14 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Oracle Investment Management, Inc.
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
        NUMBER OF        5  SOLE VOTING POWER                              0
         SHARES          ------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER                      666,666
        OWNED BY         ------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
      PERSON WITH        8  SHARED DISPOSITIVE POWER                 666,666
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               666,666
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.7%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*                                          CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 515707107                                        PAGE 6 OF 14 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Oracle Associates, LLC
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------
        NUMBER OF        5  SOLE VOTING POWER                              0
         SHARES          ------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER                      416,666
        OWNED BY         ------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
      PERSON WITH        8  SHARED DISPOSITIVE POWER                 416,666
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               416,666
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  9%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*                                          OO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 515707107                                        PAGE 7 OF 14 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Larry N. Feinberg
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY
------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
        NUMBER OF        5  SOLE VOTING POWER                              0
         SHARES          ------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER                      666,666
        OWNED BY         ------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER                         0
       REPORTING         ------------------------------------------------------
      PERSON WITH        8  SHARED DISPOSITIVE POWER                 666,666
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               666,666
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               13.7%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*                                          IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages

Item 1(a).        Name of Issuer: Langer, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices: 450 Commack Road, Deer Park, NY 11729.

Item 2(a)         Name of Person Filing: This statement is filed by;

                  (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock beneficially owned by it;

                  (ii) SAM Oracle Investments, Inc., a British Virgin Islands corporation ("SOI"), with respect to shares of Common Stock beneficially owned by it;

                  (iii) SAM Oracle Fund, Inc., a British Virgin Islands corporation ("SOF"), which owns 100% of SOI, with respect to the shares of Common Stock beneficially owned by SOI.

                  (iv) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by SOI, Oracle Partners and Oracle Institutional Partners, LP, a Delaware limited partnership ("Oracle Institutional") with respect to shares of Common Stock beneficially owned by Oracle Partners, SOI and Oracle Institutional;

                  (v) Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships"), with respect to shares of Common Stock beneficially owned by the Partnerships; and

                  (vi) Mr. Larry N. Feinberg ("Mr. Feinberg"), which serves as the senior managing member of Oracle Associates, and is the sole shareholder and president of the Investment Manager with respect to shares of Common Stock beneficially owned by the Partnerships and SOI.

                  The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).        Address of Principal Business Office or, if none, Residence

                  The address of the principal business office of each of the Reporting Persons is:

                        200 Greenwich Avenue
                        3rd Floor
                        Greenwich, CT 06830.

                                                              Page 9 of 14 Pages

Item 2(c).        Citizenship

                  The Partnerships, the Investment Manager, and Oracle Associates are organized under the laws of the State of Delaware. SOI and SOF are organized under the laws of the British Virgin Islands. Mr. Feinberg is a citizen of the United States.

Item 2(d). Title of Class of Securities: Common Stock, $0.02 par value per share (the "Common Stock")

Item 2(e).        CUSIP Number:  515707107

Item 3.        Not Applicable.

Item 4.        Ownership.

               1.   Oracle Partners, LP

                    (a)  Amount beneficially owned: 333,333 shares.
                    (b)  Percent of class: 7.4%. (The percentage of common stock reported as beneficially owned is based upon
                             4,534,255 shares outstanding, which consists of the sum of (i) 4,200,922 Shares outstanding as at November 2, 2001; and (ii) 333,333 shares issuable to Oracle Partners upon conversion of the Convertible Subordinated Note acquired by Oracle Partners on November 1, 2001.
                    (c)  Number of shares as to which such person has:
                         (i)   Sole power to vote or to direct the vote: -0-
                         (ii)  Shared power to vote or to direct the vote:
                                333,333
                         (iii) Sole power to dispose or to direct the
                                disposition of: -0-
                         (iv)  Shared power to dispose or to direct the
                                disposition of: 333,333

               2.   SAM Oracle Investments, Inc.

                    (a)  Amount beneficially owned: 250,000 shares.
                    (b)  Percent of class: 5.6%. (The percentage of common stock reported as beneficially owned is based upon 4,450,922 shares outstanding, which consists of the sum of (i) 4,200,922 Shares outstanding as at November 2, 2001; and (ii) 250,000 shares issuable to SOI upon conversion of the Convertible Subordinated Note acquired by SOI on November 1, 2001.

                                                             Page 10 of 14 Pages

                  (c)   Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote: -0-
                        (ii)  Shared power to vote or to direct the vote:
                               250,000
                        (iii) Sole power to dispose or to direct the disposition
                               of: -0-
                        (iv)  Shared power to dispose or to direct the
                               disposition of: 250,000

                  3.    SAM Oracle Fund, Inc.

                  (a)   Amount beneficially owned: 250,000 shares.
                  (b)   Percent of class: 5.6%. (The percentage of common stock
                             reported as beneficially owned is based upon
                             4,450,922 shares outstanding, which consists of the sum of (i) 4,200,922 Shares outstanding as at November 2, 2001; and (ii) 250,000 shares issuable to SOI upon conversion of the Convertible Subordinated Note acquired by SOI on November 1, 2001.
                  (c)   Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote: -0-
                        (ii)  Shared power to vote or to direct the vote:
                               250,000
                        (iii) Sole power to dispose or to direct the disposition
                               of: -0-
                        (iv)  Shared power to dispose or to direct the
                               disposition of: 250,000

                  4.    Oracle Investment Management, Inc.

                  (a)   Amount beneficially owned: 666,666 shares.
                  (b)   Percent of class: 13.7%. (The percentage of common
                             stock reported as beneficially owned is based upon 4,867,588 shares outstanding, which consists of the sum of (i) 4,200,922 Shares outstanding as at November 2, 2001; (ii) 666,666 shares issuable to Oracle Partners, SOI and Oracle Institutional upon conversion of the Convertible Subordinated Notes acquired by Oracle Partners, SOI and Oracle Institutional on November 1, 2001.
                  (c)   Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote: -0-
                        (ii)  Shared power to vote or to direct the vote:
                               666,666
                        (iii) Sole power to dispose or to direct the disposition
                               of: -0-
                        (iv)  Shared power to dispose or to direct the
                               disposition of: 666,666

                  5.    Oracle Associates, LLC

                  (a)   Amount beneficially owned: 416,666 shares.
                  (b)   Percent of class: 9%. (The percentage of common stock
                             reported as beneficially owned is based upon 4,617,588 shares outstanding, which consists of the sum of (i) 4,200,922 Shares outstanding as at November 2, 2001;

                                                             Page 11 of 14 Pages

                             (ii) 416,666 shares issuable to Oracle
                             Partners and Oracle Institutional upon conversion of the Convertible Subordinated Notes acquired by Oracle Partners and Oracle Institutional on November 1, 2001.
                  (c)   Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote: -0-
                        (ii)  Shared power to vote or to direct the vote:
                               333,333
                        (iii) Sole power to dispose or to direct the disposition
                               of: -0-
                        (iv)  Shared power to dispose or to direct the
                               disposition of: 333,333

                  6.    Larry N. Feinberg

                  (a)   Amount beneficially owned: 666,666 shares.
                  (b)   Percent of class: 13.7%. (The percentage of common
                             stock reported as beneficially owned is based upon 4,867,588 shares outstanding, which consists of the sum of (i) 4,200,922 Shares outstanding as at November 2, 2001; (ii) 666,666 shares issuable to Oracle Partners, SOI and Oracle Institutional upon conversion of the Convertible Subordinated Notes acquired by Oracle Partners, SOI and Oracle Institutional on November 1, 2001.
                  (c)   Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote: -0-
                        (ii)  Shared power to vote or to direct the vote:
                               666,666
                        (iii) Sole power to dispose or to direct the disposition
                               of: -0-
                        (iv)  Shared power to dispose or to direct the
                               disposition of: 666,666

      The common stock reported on this statement is beneficially owned by virtue of the purchase by Oracle Partners, Oracle Institutional and SOI of $4,000,000 in principal amount of the 4% Convertible Subordinated Notes (the "Notes") issued by the Issuer on November 1, 2001. Holders of the Notes, including the Reporting Persons, have the right to convert the Notes and thereby acquire Common Stock at the conversion price of $6 per share. The Issuer has filed the form of Note and certain related documents with the Securities and Exchange Commission as exhibits to the Issuer's Current Report on Form 8-K filed on ___________, 2000.

Item 5.     Ownership of Five Percent or less of a Class:

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Oracle Institutional has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 83,333 of the Shares reported in this Schedule 13G.

                                                             Page 12 of 14 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2001

                                         /s/ Larry N. Feinberg
                                        ----------------------------------------
                                        Larry N. Feinberg, individually and as
                                        (i) senior managing member of Oracle
                                        Associates, LLC, on behalf of itself and
                                        as the general partner of Oracle
                                        Partners, LP and the general partner of
                                        Oracle Institutional Partners, LP. and
                                        (ii) as president of Oracle Investment
                                        Management, Inc. on behalf of itself and
                                        as the investment manager of SAM Oracle
                                        Fund, Inc. and SAM Oracle Investments,
                                        Inc.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                             Page 14 of 14 Pages

                                    Exhibit 1

              JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 12, 2001

                                        /s/ Larry N. Feinberg
                                        ----------------------------------------
                                        Larry N. Feinberg, individually and as
                                        (i) senior managing member of Oracle
                                        Associates, LLC, on behalf of itself and
                                        as the general partner of Oracle
                                        Partners, LP and the general partner of
                                        Oracle Institutional Partners, LP. and
                                        (ii) as president of Oracle Investment
                                        Management, Inc. on behalf of itself and
                                        as the investment manager of SAM Oracle
                                        Fund, Inc. and SAM Oracle Investments,
                                        Inc.